Exhibit 20



               [Letterhead of PPG Industries, Inc.]



NEWS                               John S. Ruch  1-412-434-2445


PPG INDUSTRIES ADOPTS
REPLACEMENT RIGHTS PLAN


      Pittsburgh, Feb. 19 - The board of directors of PPG Industries today adopted a preferred share purchase rights plan to replace and existing rights plan that expires on April 21.
      The new plan is similar in purpose and effect to the existing one, adopted in 1988 to protect PPG shareholders against possibly abusive or coercive takeover tactics.
      The rights are intended to enable all shareholders to realize the long-term value of their PPG investment in event of a takeover attempt. The rights are not intended to prevent a takeover, but should encourage any party that might seek to acquire the company to negotiate with PPG's board before attempting to do so.

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      The new rights could be exercised if an individual or organization acquires, or announces a tender offer that would result in ownership of, 20 percent or more of PPG's common stock.
      In the event of a 20 percent acquisition, each right except any owned by the acquirer - could be exercised for PPG shares having an aggregate market value, at the time, equal to twice the right's exercise price. The exercise price will be $320 per right.
      The new rights will expire on April 30, 2008.






                            -21561/298-



Internet:  http://www.ppg.com